Exhibit 99.1

ENTRÉE GOLD ANNOUNCES INDUCEMENT GRANT OF SHARES

Vancouver, B.C., December 4, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that further to the Company's news release of November 16, 2015, in connection with the appointment of Stephen Scott as Interim CEO, the Company has agreed to grant to Mr. Scott, as an inducement for his service, up to 500,000 common shares of the Company. The common shares are issuable at the discretion of the Board, based on the achievement of certain performance criteria. Entrée's Chairman, Lord Howard, stated, "The compensation package granted to Stephen Scott, being a combination of salary and incentive equity securities, reflects the Company's ongoing efforts to manage its treasury while still recognizing that a high level of performance that achieves results and increases shareholder value warrants reward."
The grant was made outside the Company's existing shareholder approved equity incentive plans and was approved by the independent members of the Company's board of directors as a material inducement to Mr. Scott's employment in reliance upon Section 711(a) of the NYSE-MKT Company Guide, which requires this public announcement.  In the event the Board determines that shares are issuable to Mr. Scott, the Company may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the shares.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia. Entrée has been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée is uniquely positioned to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies - Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 11%, 10% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entreegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws, including, but not limited to, statements with respect to anticipated business activities; corporate strategies; and uses of funds. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such risks, uncertainties, assumptions and other factors include those described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.